Exhibit 21.1

LIST OF SUBSIDIARIES

OF

FITNESS CHAMPS HOLDINGS LIMITED

Name	Jurisdiction
Northen Star Limited	British Virgin Islands
Fitness Champs Aquatics Pte. Ltd	Singapore
Fitness Champs Pte. Ltd	Singapore
Fitness Champs Excellence Sports Academy LLC	Dubai